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                 September 13, 2022

       Bill O   Dowd
       Chief Executive Officer
       Dolphin Entertainment, Inc.
       150 Alhambra Circle, Suite 1200
       Coral Gables, FL 33134

                                                        Re: Dolphin
Entertainment, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on September
8, 2022
                                                            File No. 333-267336

       Dear Mr. O   Dowd:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Taylor Beech at 202-551-4515 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services